

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2023

Alan M. Brown
President, CEO, CFO, and Director
TOMBSTONE EXPLORATION CORP
6529 E. Friess Drive
Scottsdale, AZ 85254

      Re: Tombstone Exploration Corporation
            Form 20-F for the fiscal year ended December 31, 2021
            Filed June 29, 2022
            File No. 000-29922

Dear Alan M. Brown:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Energy & Transportation